UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, November 21, 2019 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B, the “Company”), held a conference call to discuss the third quarter 2019 results, which were published on November 21, 2019. The following items were discussed by executive management as part of the conference call:

Our revenue for the nine months ended September 30, 2019 reached almost US$1.5 billion, and our net income reached just over US$211 million, lower than the US$331 million reported during the same period last year. We reported a 33% Adjusted EBITDA margin this quarter, slightly lower when compared to previous quarters.

The main drivers of these lower results were primarily lower margins in the SPN business line, lower lithium prices and the lack of solar salt sales during the third quarter. These results were partially offset by higher average price in iodine business line.

In the lithium business line, the reported average prices in the third quarter were lower than those seen in the first half of the year. This was mainly due to the changes in Chinese government subsidies to electric vehicle market and high levels of inventories combined with lower EV sales volumes, which resulted in delayed demand growth in lithium market. We also continued to see the impact of new supply which has entered the market during this year.

We are negotiating our fourth quarter sales of lithium, therefore, we cannot comment on our price expectations for the next year. However, it is reasonable to expect our fourth quarter average prices to be lower.

Our long-term outlook on lithium market remains positive as we advance on our capacity expansion in Chile, which is on track to reach 120,000 metric tons by the second half of 2021. We have also started working on the engineering of the next stage of our lithium carbonate capacity expansion to reach 160,000 metric tons. We estimate to have this capacity on line by the end of 2023 to support our expected sales volumes growth.

We have seen various global markets conditions affecting fertilizer industry, resulting in lower than usual demand growth. Potassium nitrate market saw increased competition, unfavorable weather conditions, because of this, the market is expected to grow only 1% this year. As a result, our sales volumes and prices this year have been negatively impacted. Going forward, we feel positive about potassium nitrate market returning to its usual growth rates of 4-5% next year. Along with iodine capacity expansion, we will be also increasing our nitrates capacity to support both fertilizer and solar salts markets growth. We also believe that our potassium chloride sales volumes could be higher next year, reaching approximately 800.000-900.000 metric tons. Our solar salts sales volumes are expected to be around 150,000 MT as we begin to supply a large contract in the Middle East, starting in May 2020. We expect to see a more positive sales volumes picture next year, with higher sales volumes in SPN, lithium, potassium and solar salts.

About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to support the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: November 21, 2019	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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